WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

July 28, 2010

J. Noland McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-164524

Dear Mr. McWilliams:

We have filed on EDGAR the above Amendment No. 4.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We have prominently disclosed this in the first paragraph of the Summary as follows:

Further, as of the date of this registration statement, we only have sufficient cash to continue operations for two months. In order to secure the necessary funds to complete the start-up stage and commence generating revenues, our principal shareholder Agromerkur AG has orally agreed to loan on a non-interest bearing demand basis fund to main operations at the current level for nine months thereafter. We will not be able to complete these tasks without additional loans from our principal shareholder Agromerkur AG or until we raise the necessary additional funds from other sources. If our principal shareholder does not loan us funds and we experience any delay in raising funds from other sources, none of which we have identified, it will cause a corresponding delay in the date before we anticipate we will generate operational revenues.

2 .
We have included the word “hope” as requested:

It is our hope that our major business activity will be the global brokerage of executive aircraft to corporations, institutions and wealthy private individuals. We hope to act as an air charter broker for business and private jets by connecting travelers with executive aircraft that are independently owned and operated by third party companies or individuals.  …

We hope to provide our customers with convenient, comfortable and safe business and private jet travel by matching customers’ flight requirements with independent aviation aircraft operators.

3 .
This revision appears in the bullet points but also in an added sentence:

All market or best practice rates referred to in this registration statement are based upon management’s believe based upon its understanding of the industry.

4 .
We have rewritten the bullet points in response to comments 4, 5 and 6.

With respect to comment 4, please note the type of revision made in the first bullet point:

Although our booking tools are not yet operational and will not be fully operational until all three development stages described above are completed, as described above, we have currently completed our booking tools to such extent that we believe that we will nonetheless be able to act as a pure broker/travel agent who connects a client with any air travel operator that meets the client’s travel requirements at a specific date and generate revenues from these activities in the first quarter 2011.

We believe that this disclosure along with other revised disclosure in this section shows that because we can commence generating revenue from booking operations even if our three development stages are not fully completed and because we have reasonable belief that our principal shareholder will honour his commitment to provide us necessary funds, our estimate that we will be able to generate revenues from this aspect of our proposed activities in the first quarter of 2011 is realistic.

5 .	We have rewritten the bullet points in response to comments 4, 5 and 6.
6 .	We have rewritten the bullet points in response to comments 4, 5 and 6.
7 .	Lines Delete.
8 .	Requested disclosure added.
9 .	In response to your comment, we have revised the summary compensation table to categorize VP fees as salary.
10 .
In response to your comment, we have revised disclosure regarding Michael B. Williams, a former officer, as follows:

Michael B. Williams, our former Vice President-U.S. Administrative affairs was paid $2,500 for services for one year commencing November 1, 2008.  His agreement expired on October 31, 2009 and was not renewed.  He no longer has any relationship with us as an officer or otherwise.

We have filed our expired agreement with Michael B. Williams as an exhibit, as requested.

11 .	In response to your comment, we have revised disclosure regarding Rule 8-03 of Regulation S-X.
12 .	Scrivener error in opinion corrected and exhibit refiled.